UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

Benson Hill, Inc.

(Name of Issuer)

Common Stock, $0.0001 par value per share
(Title of Class of Securities)

082490202

(CUSIP Number)

J. Stephan Dolezalek
Grosvenor Food & AgTech Limited

3000 El Camino Real, Building 4, Suite 200
Palo Alto, CA 94306

650-382-0981

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

October 13, 2024

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 082490202

1.	Names of Reporting Persons Grosvenor Food & AgTech Limited
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United Kingdom

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 307,239 (1)(2)
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 307,239 (1)(2)
	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 307,239 (1)(2)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 5.5% (3)
14.	Type of Reporting Person (See Instructions) CO

(1)	Consists of (i) 277,940 shares of common stock, par value $0.0001 per share (“Common Stock”), of Benson Hill, Inc. a Delaware corporation (the “Issuer”), held directly by Grosvenor Food & AgTech US Inc. (f/k/a Wheatsheaf Group U.S., Inc.), (ii) 7,395 shares of Common Stock held by J. Stephan Dolezalek for the benefit of Grosvenor Food & AgTech Limited pursuant to an accommodation agreement by and between Grosvenor Food & AgTech US Inc. and Mr. Dolezalek, and (iii) 21,904 shares of Common Stock issuable to Grosvenor Food & AgTech US Inc. pursuant to warrants exercisable within 60 days of the date of this Schedule 13D.

(2)	Grosvenor Food & AgTech US Inc. is wholly owned by Grosvenor Food & AgTech Limited. Voting and investment power with respect to the shares held by Grosvenor Food & AgTech US Inc. and by J. Stephan Dolezalek for the benefit of Grosvenor Food & AgTech Limited may be exercised in whole or in part by J. Stephan Dolezalek, Anthony James, Montell Bayer, Katrin Burt, Fiona Emmett, William Kendall, Stefano Rettore, Jonathon Bond, Robert Davis, Mark Preston, and Alexander Scott, who are the directors of Grosvenor Food & AgTech Limited. The majority of the shares in Grosvenor Food & AgTech Limited are held by trusts and trustees for the benefit of the current and future generations of the Grosvenor family, headed by the Duke of Westminster. These trusts are based in the United Kingdom. Pursuant to an accommodation agreement by and between Grosvenor Food & AgTech US Inc. and Mr. Dolezalek, who serves as a Managing Partner of Grosvenor Food & AgTech (f/k/a Wheatsheaf Group, LLC), a wholly-owned subsidiary of Grosvenor Food & AgTech Limited, Grosvenor Food & AgTech Limited maintains the pecuniary interest in any compensation and beneficial ownership over any stock-based compensation Mr. Dolezalek received for his past service as a member of the board of directors of the Issuer. Mr. Dolezalek disclaims beneficial ownership in the shares of Common Stock that he holds except to the extent of his pecuniary interest therein, if any.

(3)	The calculation is based on dividing (i) the aggregate number of shares of Common Stock beneficially owned by the Reporting Person as set forth in Row 11 by (ii) the sum of (a) 5,580,014 shares of Common Stock outstanding as of September 30, 2024 as reported by the Issuer to the Reporting Person and (b) 21,904 shares of Common Stock issuable to Grosvenor Food & AgTech US Inc. pursuant to warrants exercisable within 60 days of the date of this Schedule 13D.

Explanatory Note

This Amendment No. 1 (the “Amendment No. 1”) to Schedule 13D amends and supplements the statement on Schedule 13D originally filed with the U.S. Securities and Exchange Commission (the “SEC”) on January 29, 2024 (as amended, this “Schedule 13D”), related to the common stock, $0.0001 par value (the “Common Stock”), of Benson Hill, Inc., a Delaware corporation (the “Issuer”).

Each Item below amends and supplements the information disclosed under the corresponding Items of the Schedule 13D as described below. Except as specifically provided herein, this Amendment No. 1 does not modify any of the information previously reported in the Schedule 13D. Capitalized terms used but not defined herein shall have the meanings attributed to them in the Schedule 13D.

CUSIP No. 082490202

Item 3.    Source and Amount of Funds or Other Consideration

The subsection entitled “J. Stephan Dolezalek Accommodation Agreement” is hereby amended and restated in its entirety to read as follows:

J. Stephan Dolezalek Accommodation Agreement

On October 13, 2024, Mr. Dolezalek informed the Issuer of his resignation as a member of the Board, effective as of such date. As compensation for his service as a member of the Board, shares of Common Stock had been issued to, and are currently held by, Mr. Dolezalek. Pursuant to an accommodation agreement (the “Accommodation Agreement”) by and between Grosvenor Food & AgTech US Inc. and Mr. Dolezalek, who serves as a Managing Partner of Grosvenor Food & AgTech (f/k/a Wheatsheaf Group, LLC), a wholly-owned subsidiary of the Reporting Person, the Reporting Person maintains the pecuniary interest in any compensation and beneficial ownership over any stock-based compensation Mr. Dolezalek received for his past service as a member of the Board.

Item 4.    Purpose of Transaction

Item 4 is hereby amended and supplemented by the addition of the following:

On June 25, 2024, the Issuer received a preliminary, non-binding indication of interest (the “Proposal”) from Argonautic Ventures Master SPC (“Argonautic”), on behalf of itself and other co-investors composed of iSelect Fund Management, LLC (“iSelect Management”), iSelect Fund —  Argonautics, LLC (the “iSelect Fund”), Michael D. Kime (“Kime”), Richard P. Imperiale (“Imperiale”), James M. Meyer (“Meyer”), Carter Williams (“Carter Williams”), Susan Slavik Williams (“Susan Williams”), Argonautic Ventures Master SPC (for and on behalf of Argonautic Vertical Series Benson Hill SS Fund III SP) (“Argonautic SS Fund III”), Argonautic Ventures Master SPC (for and on behalf of Argonautic Vertical Series Benson Hill SS Fund II SP) (“Argonautic SS Fund II”), Chiu Wing Nga Rita (“Chiu”), S2G Investments, LLC (“S2G”), Fall Line Endurance Fund, LP (“Fall Line LP”), Fall Line Endurance GP, LLC (“Fall Line GP”), Eric O’Brien (“O’Brien”), Clay Mitchell (“Mitchell”), and Matthew B. Crisp (“Crisp”) (collectively, the “Investor Group”), to acquire all of the outstanding shares of Common Stock not owned by the Investor Group or any potential additional co-investors, or their respective affiliates, for $0.22 per share in cash (or $7.82, after giving effect to the one-for-thirty five (1-for-35) reverse stock split subsequently effected by the Issuer on July 18, 2024 (the “Reverse Stock Split”)) by a to-be-established acquisition vehicle (the “Buyer”). In addition, the Proposal stated that the Investor Group, other potential co-investors in the Buyer, and their respective affiliates, would exchange their outstanding shares of Common Stock for newly issued equity in the Buyer resulting in the Issuer becoming wholly-owned by the Buyer and the Common Stock being delisted from The Nasdaq Stock Market LLC and deregistered under the Exchange Act. The Proposal also stated that, subject to the oversight of the Board and/or a special committee of independent directors of the Board, the Investor Group may invite certain members of the Issuer’s senior management to exchange their outstanding shares of Common Stock for newly issued equity in Buyer.

The Board has formed a special committee of independent directors (the “Transaction Committee”) to review and consider the Proposal and other strategic alternatives.

Following continued discussions with Argonautic, and as previously disclosed by the Issuer on a Current Report on Form 8-K furnished to the SEC on September 9, 2024, on August 8, 2024, the Transaction Committee, on behalf of the Issuer, executed a non-exclusive, non-binding letter of intent with Argonautic (the “Non-Binding LOI”), which summarizes the principal terms for a transaction in which the Investor Group, other potential co-investors in Buyer and their respective affiliates would acquire all of the outstanding shares of Common Stock they do not currently own through Buyer, subject to the satisfaction of various conditions (the “Proposed Transaction”). The Non-Binding LOI provides that the Proposed Transaction would be structured as a tender offer pursuant to which the shareholders of the Issuer other than the Investor Group, other potential co-investors in Buyer and their respective affiliates would receive consideration of $8.60 per share in cash (which price gives effect to the Reverse Stock Split) (the “Offer Price”). The Offer Price represents a premium of approximately 34% compared to the $6.42 closing price of the Common Stock on August 7, 2024, the day before the Non-Binding LOI was executed by the parties.

The Non-Binding LOI provides that the Proposed Transaction includes the opportunity for certain stockholders of the Issuer (the Investor Group and such other stockholders, the “Rollover Stockholders”) to exchange their shares of Common Stock for newly issued equity in Buyer. It is currently anticipated that the Proposed Acquisition would be funded through equity capital of the Investor Group and additional co-investors in the Buyer. The Proposed Transaction remains subject to numerous material conditions, including Buyer’s satisfactory completion of due diligence; Buyer’s securing an amount and type of financing satisfactory to the Issuer; recommendation of the Proposed Transaction by the Transaction Committee to the Board; and a non-waivable condition requiring that the number of shares of Common Stock validly tendered pursuant to the tender offer represent a majority of the outstanding shares of Common Stock not beneficially owned by the Rollover Stockholders.

There can be no assurance that the Non-Binding LOI will lead to a binding offer or definitive documentation, that the Transaction Committee or the Issuer will continue to pursue the Proposed Transaction or any other potential transaction, or that any transaction, whether or not relating to the Proposed Transaction, will eventually be consummated. In addition, any definitive transaction documents that may be executed with respect to the Proposed Transaction could reflect important differences from the above description of the Proposed Transaction, including without limitation as to pricing, financing, and transaction structure. Even if definitive transaction documents are executed with respect to the Proposed Transaction or any other transaction, a potential transaction may not be completed if pre-closing matters such as regulatory approvals, due diligence or other conditions are not completed satisfactorily or within specified time frames.

On October 13, 2024, Mr. Dolezalek informed the Issuer of his resignation as a member of the Board, effective as of such date. Mr. Dolezalek’s resignation was not the result of any disagreement between Mr. Dolezalek and the Issuer, its management, the Board or any committee thereof, or with respect to any matter relating to the Issuer’s operations, policies or practices. The Reporting Person and Mr. Dolezalek have begun to engage, and intend to continue to engage, on a coordinated basis, in communications, discussions and negotiations with members of the Investor Group, and their respective legal, financial, accounting and other advisors, regarding the Proposed Transaction and other strategic alternatives involving the Issuer, including financing transactions and strategic partnerships. The Reporting Person believes that Mr. Dolezalek’s extensive legal, business and investor experience of managing capital raising transactions, strategic financial planning, structured financing transactions, strategic partnerships and mergers and acquisitions, as well as his significant experience in navigating and overcoming challenges faced by high-growth companies, such as the Issuer, combined with his engagement with members of the Investor Group, and their respective legal, financial, accounting and other advisors, regarding the Proposed Transaction and other strategic alternatives is in the best interest of the Issuer and will maximize shareholder value.

In addition, the Reporting Person and Mr. Dolezalek have begun to engage, and intend to continue to engage, in communications, discussions and negotiations with the Issuer, its management, the Board or any committee thereof, and their respective legal, financial, accounting and other advisors; potential partners and counterparties in any transaction; current or prospective stockholders of the Issuer; and other relevant parties, regarding the Proposed Transaction and strategic alternatives that may from time to time be under consideration by the Reporting Person and/or its affiliates. To facilitate its consideration of such matters, including Mr. Dolezalek’s resignation from the Board, the Reporting Person has retained, or intends to retain, consultants and advisors and enter into discussions with potential sources of capital and other third parties. The Reporting Person may exchange information with any such persons pursuant to appropriate confidentiality or similar obligations or agreements.

The Non-Binding LOI and/or any of the other strategic alternatives mentioned above may result in one or more of the transactions, events or actions specified in paragraphs (a) through (j) of Item 4 of Schedule 13D under the Exchange Act, including, without limitation, an acquisition of additional securities of the Issuer, an extraordinary corporate transaction (such as a merger) involving the Issuer, delisting of the Common Stock from The Nasdaq Market LLC, deregistration of the Common Stock with the SEC, and other material changes in the Issuer’s business or corporate structure.

Item 5.    Interest in Securities of the Issuer

Item 5 is hereby amended and restated as follows:

(a)-(b) The information contained in rows 7, 8, 9, 10, 11 and 13 on the cover page of this Schedule 13D and the information set forth or incorporated in Items 2 and 3 of this Schedule 13D is incorporated by reference in its entirety into this Item 5.

Pursuant to Section 13(d) of the Exchange Act, by virtue of the relationships described in Item 4 of this Schedule 13D and the terms thereunder, the Reporting Person may be deemed to be a member of a “group” with the Investor Group and certain of their affiliates. The Investor Group has filed an amended Schedule 13D on the same date as this Schedule 13D (the “Investor Group Schedule 13D”). To the extent required as a result of the group status of the Reporting Person and the Investor Group, the information relating to the beneficial ownership of Common Stock by the Investor Group set forth in rows 7, 8, 9, 10, 11 and 13 of the cover pages and Item 5 of the Investor Group Schedule 13D is incorporated by reference into this Item 5.

The Reporting Person expressly disclaims beneficial ownership of the shares of Common Stock beneficially owned by the Investor Group or any other reporting person(s). Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission that the Reporting Person beneficially owns any shares of Common Stock that are beneficially owned by the Investor Group or any other reporting person(s). The Reporting Person is only responsible for the information contained in this Schedule 13D and assumes no responsibility for information contained in any other Schedule 13D filed by the Investor Group or any other reporting person(s).

In the aggregate, after giving effect to the Reverse Stock Split, the Reporting Person and the Investor Group may be deemed to beneficially own 1,246,874 shares of Common Stock, which, as calculated in accordance with Rule 13d-3(d)(1)(i) of the Exchange Act, represents approximately 22.2% of the total shares of Common Stock based on the sum of (i) 5,580,014 shares of Common Stock outstanding as of September 30, 2024 as reported by the Issuer to the Reporting Person, (ii) 21,904 shares of Common Stock issuable to the Reporting Person pursuant to warrants exercisable within 60 days of the date of this Schedule 13D, and (iii) 3,968 shares of Common Stock issuable to certain members of the Investor Group pursuant to warrants exercisable within 60 days of the date of the Investor Group Schedule 13D.

(c)   Except as set forth in this Item 5(c), the Reporting Person has not effected any transactions in the Common Stock during the past sixty days.

The Reporting Person previously reported as beneficially owned 30,822 Earn-Out Shares (after giving effect to the Reverse Stock Split). On September 29, 2024, all of the Earn-Out Shares were automatically released by the escrow agent to the Issuer for cancellation, pursuant to an escrow agreement entered into on September 29, 2021, because none of the stock price targets were achieved and, accordingly, none of the Earn-Out Shares vested.

To the extent required as a result of the group status of the Reporting Person and the Investor Group, the information relating to the transactions in the Common Stock which were effected during the past sixty days by the Investor Group is set forth in Item 5(c) of the Investor Group Schedule 13D and is incorporated by reference into this Item 5(c).

(d)   Not applicable.

(e)   Not applicable.

Item 6.    Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Item 6 is hereby amended and restated as follows:

The information set forth in Items 3 and 4 of this Schedule 13D are incorporated by reference in their entirety to this Item 6.

Item 7.    Material to be Filed as Exhibits

Item 6 is hereby amended and supplemented by adding the following as Exhibit G:

G.	The Cover Pages and Item 5 to Amendment No. 2 to Schedule 13D of the Investor Group filed with the SEC on October 16, 2024 (incorporated by reference to Amendment No. 2 to Schedule 13D of the Investor Group filed with the SEC on October 16, 2024).

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: October 16, 2024

Grosvenor Food & AgTech Limited

By:	/s/ J. Stephan Dolezalek
Name: J. Stephan Dolezalek
Title: Managing Director

ANNEX A

Footnote (1) of Annex A is hereby amended and restated in its entirety to read as follows:

(1)	On October 13, 2024, Mr. Dolezalek informed the Issuer of his resignation as a member of the Board, effective as of such date. Mr. Dolezalek holds 7,395 shares of Common Stock, which are held for the benefit of Grosvenor Food & AgTech pursuant to an accommodation agreement (the “Accommodation Agreement”) by and between Grosvenor Food & AgTech US Inc. and Mr. Dolezalek, who serves as a Managing Partner of Grosvenor Food & AgTech (f/k/a Wheatsheaf Group, LLC), a wholly-owned subsidiary of the Reporting Person. Pursuant to the Accommodation Agreement, the Reporting Person maintains the pecuniary interest in any compensation and beneficial ownership over any stock-based compensation Mr. Dolezalek received for his past service as a member of the board of directors of the Issuer. Voting and investment power with respect to the shares held by Mr. Dolezalek for the benefit of the Reporting Person may be exercised in whole or in part by the directors of the Reporting Person set forth on this Annex A. Mr. Dolezalek disclaims beneficial ownership in the shares of Common Stock that he holds except to the extent of his pecuniary interest therein, if any.